Exhibit 99.1

Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended
December 31, 2017, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Independent Auditor's Report

To the Members
Petro Travel Plaza Holdings LLC

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Petro Travel Plaza Holdings LLC (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, cash flows and changes in members’ capital for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
 We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
 Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP
We have served as the Company's auditor since 2015.
Cleveland, Ohio
March 12, 2018

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2017	2016
Assets
Current assets:
Cash	$7,272	$9,015
Inventory	2,427	2,160
Due from affiliate	1,011	1,375
Other current assets	49	55
Total current assets	10,759	12,605

Property and equipment, net	56,503	55,883
Other noncurrent assets, net	173	164

Total assets	$67,435	$68,652

Liabilities and Members' Capital
Current liabilities:
Accrued expenses and other current liabilities	$2,262	$1,909
Total current liabilities	2,262	1,909

Long term debt, net	15,279	15,275
Other noncurrent liabilities	189	181

Total liabilities	17,730	17,365

Members' capital	49,705	51,287

Total liabilities and members' capital	$67,435	$68,652

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,
	2017	2016	2015
Revenues:
Fuel	$87,696	$83,149	$86,692
Nonfuel	31,767	31,182	28,621
Total revenues	119,463	114,331	115,313

Costs and expenses:
Cost of goods sold (excluding depreciation and amortization):
Fuel	73,413	68,465	73,281
Nonfuel	12,316	12,199	11,539
Total cost of goods sold	85,729	80,664	84,820

Operating expenses	20,458	18,743	17,757
Depreciation and amortization	2,380	2,140	1,653

Total costs and expenses	108,567	101,547	104,230

Operating income	10,896	12,784	11,083

Interest expense, net	478	707	454

Net income and comprehensive income	$10,418	$12,077	$10,629

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands)

	Year Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net income	$10,418	$12,077	$10,629
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,380	2,140	1,653
Debt financing costs	—	138	—
Decrease (increase) from changes in:
Inventory	(267)	(193)	144
Other current assets	6	16	115
Due to/from affiliate	364	(1,422)	(387)
Accrued expenses and other current liabilities	353	137	(108)
Other, net	(5)	30	(83)
Net cash provided by operating activities	13,249	12,923	11,963

Cash flows from investing activities:
Purchases of property and equipment	(2,992)	(5,715)	(5,930)
Net cash used in investing activities	(2,992)	(5,715)	(5,930)

Cash flows from financing activities:
Repayments of long term debt	—	(543)	(794)
Payment of debt issuance costs	—	(58)	—
Distributions to members	(12,000)	(7,500)	(12,000)
Net cash used in financing activities	(12,000)	(8,101)	(12,794)

Net decrease in cash	(1,743)	(893)	(6,761)
Cash, beginning of period	9,015	9,908	16,669
Cash, end of period	$7,272	$9,015	$9,908

Supplemental cash flow information:
Interest paid during the period	$475	$573	$455

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
(in thousands)

Members' Capital
Balance, December 31, 2014	$48,081
Net income	10,629
Distributions to members	(12,000)
Balance, December 31, 2015	46,710
Net income	12,077
Distributions to members	(7,500)
Balance, December 31, 2016	51,287
Net income	10,418
Distributions to members	(12,000)
Balance, December 31, 2017	$49,705
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015
(in thousands)

(1)	Summary of Significant Accounting Policies

General Information and Basis of Presentation
Petro Travel Plaza Holdings LLC (the "Company"), a Delaware limited liability company, was formed on October 8, 2008, by Tejon Development Corporation, a California corporation ("Tejon"), and TA Operating LLC, a Delaware limited liability company ("TA"). The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC ("PTP"), and East Travel Plaza LLC ("ETP"), each of which is a California limited liability company. The Company's Limited Liability Company Operating Agreement, as amended, ("the Operating Agreement") limits each members' liability to the fullest extent permitted by law. Pursuant to the terms of the Operating Agreement, TA manages the Company's operations and is responsible for the administrative, accounting and tax functions of the Company.
The Company has two travel centers, three convenience stores with retail gasoline stations and one standalone restaurant in Southern California, which we refer to collectively as the locations. One travel center and two convenience stores, owned by PTP, operate under the Petro brand and Minit Mart brand, respectively, and one travel center and one convenience store owned by ETP, operate under the TravelCenters of America brand and Minit Mart brand, respectively. The one standalone restaurant, owned by ETP, operates under the Black Bear Diner brand. The travel centers offer a broad range of products and services, including diesel fuel and gasoline, as well as nonfuel products and services such as truck repair and maintenance services, full service restaurants, quick service restaurants, or QSRs, and various customer amenities, such as showers, weigh scales, a truck wash and laundry facilities. The convenience stores offer gasoline as well as a variety of nonfuel products and services, including coffee, groceries, some fresh foods, and, in many stores, a QSR.
The members and their interests in the Company are as follows:

Members
Tejon	60.0%
TA	40.0%
In any fiscal year, the Company's profits or losses and distributions, if any, shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PTP and ETP, after eliminating intercompany transactions, profits and balances. The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The Company has evaluated subsequent events through March 12, 2018, which date represents the date the financial statements were available to be issued.
Significant Accounting Policies
Inventory
Inventory is stated at the lower of cost or market value. The Company determines cost principally on the weighted average cost method.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015
(in thousands)

Property and Equipment
Property and equipment are recorded at historical cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred and amounted to $843, $848 and $789 for the years ended December 31, 2017, 2016 and 2015, respectively. Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts. Gains or losses on disposal of property and equipment are credited or charged to depreciation and amortization in the accompanying consolidated statements of income and comprehensive income.
Impairment of Long Lived Assets
The Company reviews definite lived assets for indicators of impairment during each reporting period. The Company recognizes impairment charges when (a) the carrying value of a long lived asset or asset group to be held and used in the business is not recoverable and exceeds its fair value and (b) when the carrying value of a long lived asset or asset group to be disposed of exceeds the estimated fair value of the asset less the estimated cost to sell the asset. The Company's estimates of fair value are based on its estimates of likely market participant assumptions, including projected operating results and the discount rate used to measure the present value of projected future cash flows. The Company recognizes such impairment charges in the period during which the circumstances surrounding an asset or asset group to be held and used have changed such that the carrying value is no longer recoverable, or during which a commitment to a plan to dispose of the asset or asset group is made. The Company performs an impairment analysis for substantially all of its property and equipment at the individual site level because that is the lowest level of asset and liability groupings for which the cash flows are largely independent of the cash flows of other assets and liabilities.
Environmental Liabilities and Expenditures
The Company records the expense of remediation charges and penalties when the obligation to remediate is probable and the amount of associated costs is reasonably determinable. The Company includes remediation expenses within operating expenses in the accompanying consolidated statements of income and comprehensive income. Generally, the timing of remediation expense recognized coincides with the completion of a feasibility study or the commitment to a formal plan of action. Accrued liabilities related to environmental matters are recorded on an undiscounted basis because of the uncertainty associated with the timing of the related future payments.
Asset Retirement Obligations
Asset retirement costs are capitalized as part of the cost of the related long lived asset and such costs are allocated to expense using a systematic and rational method. To date, these costs relate to the Company's obligation to remove underground storage tanks used to store fuel and motor oil. The Company records a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time an underground storage tank is installed. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tank. The Company bases the estimated liability on its historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements. Revisions to the liability could occur due to changes in estimated removal costs, or asset useful lives or if new regulations regarding the removal of such tanks are enacted. An asset retirement obligation of $189 and $181 has been recorded as a noncurrent liability as of December 31, 2017 and 2016, respectively.
Revenue Recognition
The Company recognizes revenue from the sale of fuel and nonfuel products and services at the time delivery has occurred and services have been performed. The estimated cost to the Company of the redemption by customers of loyalty program points is recorded as a discount against nonfuel revenues in determining net sales presented in the consolidated statements of income and comprehensive income.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015
(in thousands)

Motor Fuel Taxes
The Company collects the cost of certain motor fuel taxes from consumers and remits those amounts to the supplier or the appropriate governmental agency. Such taxes were $13,956, $13,726 and $12,804, for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in fuel revenues and cost of sales in the accompanying consolidated statements of income and comprehensive income.
Advertising and Promotion
Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses, which are included in operating expenses in the accompanying consolidated statements of income and comprehensive income, were $448, $516 and $463 for the years ended December 31, 2017, 2016 and 2015, respectively.
Income Taxes
The Company is not subject to federal or state income taxes. Results of operations are allocated to the members in accordance with the provisions of the Operating Agreement and reported by each member on its federal and state income tax returns. The taxable income or loss allocated to the members in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.
Reclassifications
Certain prior year amounts have been reclassified to be consistent with the current year presentation.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which establishes a comprehensive revenue recognition standard under GAAP for almost all industries. This new standard will apply for annual periods beginning after December 15, 2017, including interim periods therein. To address implementation of ASU 2014-09 and evaluate its impact on the Company's consolidated financial statements, the Company developed a project plan in which it utilized a bottom up approach to evaluate its revenue streams and related internal controls. The Company has selected the full retrospective transition method for adoption, which requires that it restate prior comparative periods in the consolidated financial statements. Although many of the Company's revenue streams are initiated at the point of sale, the implementation of this standard will have an impact on the presentation of loyalty awards, in which TA owns and operates and the Company participates, and the presentation of motor fuel taxes in the accompanying consolidated statements of income and comprehensive income. Once implemented, loyalty awards will be recognized against the revenue that earned the loyalty award, which will result in a reclassification in the consolidated statements of income and comprehensive income of $121 and $138 from nonfuel revenue to fuel revenue. Motor fuel taxes will be presented net against fuel revenue in the accompanying statements of income and comprehensive income which will result in a decrease in fuel revenues and fuel cost of goods sold of $13,956 and $13,726 for the years ended December 31, 2017 and 2016, respectively.
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases, which established a comprehensive lease standard under GAAP for virtually all industries. The new standard will apply for annual periods beginning after December 15, 2018, including interim periods therein. Early adoption is permitted. The implementation of this standard is not expected to cause any material changes to the Company's financial statements.
In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows, which simplifies elements of cash flow classification and reduces diversity in practice across all industries. The new standard will apply for annual periods beginning after December 15, 2017, including interim periods therein, and requires retrospective application. Early adoption is permitted. The implementation of this standard is not expected to cause any material changes to the Company's consolidated statements of cash flows.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015
(in thousands)

(2)	Inventory
Inventory at December 31, 2017 and 2016, consisted of the following:

	2017	2016
Nonfuel products	$1,958	$1,740
Fuel products	469	420
Total inventory	$2,427	$2,160

(3)	Property and Equipment
Property and equipment, net, as of December 31, 2017 and 2016, consisted of the following:

	Estimated Useful Lives (years)	2017	2016
Land and improvements		$19,735	$19,068
Buildings and improvements	10-40	47,755	45,625
Machinery, equipment and furniture	3-10	13,429	12,352
Construction in progress		1,006	1,893
		81,925	78,938
Less: accumulated depreciation and amortization		25,422	23,055
Property and equipment, net		$56,503	$55,883
Depreciation expense for the years ended December 31, 2017, 2016 and 2015 was $2,372, $2,128 and $1,645, respectively.

(4)	Accrued expenses and other current liabilities
Accrued expenses and other current liabilities as of December 31, 2017 and 2016, consisted of the following:

	2017	2016
Self insurance accrual	$998	$692
Taxes payable, other than income taxes	785	726
Environmental accrual	15	167
Other	464	324
Total accrued expenses and other current liabilities	$2,262	$1,909

(5)	Long Term Debt
Long term debt consisted of the following at December 31, 2017 and 2016:

	2017	2016
Note payable to a bank	$15,331	$15,331
Less: debt issuance costs	52	56
Total long term debt	$15,279	$15,275

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015
(in thousands)

The Company has a credit agreement with a bank that was amended in July 2016 to, among other things, extend the maturity date, with the first minimum principal payment of $447 due in 2021 and $767 due in 2022, and decrease the interest rate on the debt to LIBOR plus 1.95%, payable monthly. The credit agreement includes certain financial covenants, with which the Company was in compliance at December 31, 2017. At December 31, 2017, the interest rate was 3.51%. The Company's weighted average interest rates for the years ended December 31, 2017, 2016 and 2015 were 3.10%, 2.78% and 2.70%, respectively. The debt is secured by the Company's real property.
Debt Issuance Costs
In amending the Company's debt agreement, we incurred $58 of debt issuance costs that have been capitalized and are being amortized to interest expense over the term of the amended debt agreement using the effective interest method. The unamortized debt issuance costs that existed prior to amending the debt agreement were written off to interest expense for the year ended December 31, 2016. Debt issuance costs are presented on the consolidated balance sheets as a reduction of long term debt and for the years ended December 31, 2017 and 2016, were $52 and $56, net of accumulated amortization of debt issuance costs of $6 and $2, respectively.

(6)	Related Party Transactions
Pursuant to the terms of the Operating Agreement, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliate in the accompanying consolidated balance sheets. Amounts due from affiliate as of December 31, 2017 and 2016, were $1,011 and $1,375, respectively. Pursuant to the terms of the Operating Agreement, TA manages the locations and is responsible for the administrative, accounting, and tax functions of the Company. TA receives a management fee for providing these services, which may not be commensurate with the cost of these services were the Company to perform these internally or obtain them from an unrelated third party. The Company paid management fees to TA in the amount of $1,540, $1,055 and $838 for the years ended December 31, 2017, 2016 and 2015, respectively, which fees are included in operating expenses in the accompanying consolidated statements of income and comprehensive income. In August 2016, the Company amended the Operating Agreement to include, among other things, construction of a QSR by TA on the property of an existing travel center. The Company has agreed to pay TA a construction management fee equal to 2% of hard costs of the construction of the QSR. TA opened the QSR on February 13, 2017. In November 2016, the Company further amended the Operating Agreement to, among other things, (a) increase the annual management fee to $1,300 effective January 1, 2017, with annual increases equal to the lesser of (i) the increase in the Customer Price Index, or (ii) 2.5% and (b) include any additional new builds or significant renovation projects in the construction management fee. In addition to management services and staffing provided by TA, the Operating Agreement grants the Company the right to use all of TA's names, trade names, trademarks and logos to the extent required in the operation of the Company's travel centers and convenience stores.
The employees operating the Company's travel centers, convenience stores and standalone restaurant are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that aggregated $10,356, $9,663 and $9,153 for the years ended December 31, 2017, 2016 and 2015, respectively. These reimbursements were recorded in operating expenses in the accompanying consolidated statements of income and comprehensive income.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015
(in thousands)

(7)	Contingencies
The Company is involved from time to time in various legal and administrative proceedings, including tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.
The Company's operations and properties are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks ("USTs") to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company's USTs are currently in compliance in all material respects with applicable environmental legislation, regulations and requirements.
Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. From time to time the Company has received, and in the future likely will receive, notices of alleged violations of environmental laws or otherwise has become or will become aware of the need to undertake corrective actions to comply with environmental laws at its properties. Investigatory and remedial actions were, and regularly are, undertaken with respect to releases of hazardous substances. The Company had an accrual for environmental matters of $15 and $167, at December 31, 2017 and 2016, respectively, which was presented in the Company's consolidated balance sheets in accrued expenses and other current liabilities. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In light of the Company's business and the quantity of petroleum products that it handles, there can be no assurance that currently unidentified hazardous substance contamination does not exist or that liability will not be imposed in the future in materially different amounts than those the Company has recorded. See Note 1 for a discussion of its accounting policies relating to environmental matters.
In February 2014, TA reached an agreement with the California State Water Resources Control Board, or the State Water Board, to settle certain claims the State Water Board had filed against TA in California Superior Court, or the Superior Court, in 2010 relating to alleged violations of underground storage tank laws and regulations including one of the travel centers owned by the Company. The settlement, which was approved by the Superior Court on February 20, 2014, also included injunctive relief provisions requiring that TA comply with certain California environmental laws and regulations applicable to underground storage tank systems. In October 2015, the State Water Board issued a notice of alleged suspended penalty conduct claiming that TA is liable for the full amount of the suspended penalties as a result of alleged violations of underground storage tank regulations and requesting further information concerning the alleged violations. In November 2015, TA filed its response to the State Water Board's notice and TA subsequently met with the State Water Board to attempt to respond to these matters without a court hearing. In 2016, the Company estimated an accrual of $167 related to this matter, which was presented in the Company's consolidated balance sheets in accrued expenses and other current liabilities. On November 11, 2017, TA reached an agreement with the State Water Board by agreeing to pay $143 on behalf of the Company to settle this matter. While the remaining balance of suspended penalties would become payable by TA in the future, if, prior to March 2019, TA fails to comply with specified underground storage tank laws and regulations, TA believes that the probability of triggering future suspended penalty violations is remote. It is possible that such events will occur and some portion or all of the remaining suspended penalties may become payable and would be charged to expense at the time of the future event.